UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )(1)

THE SOURCE INTERLINK COMPANIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

836151209

(CUSIP Number)

Robert P. Bermingham
The Yucaipa Companies, LLC
9130 West Sunset Blvd.
Los Angeles, CA 90069
(310) 228-2894

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

NOVEMBER 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836151209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alliance Entertainment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,571,417 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,571,417 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.8% (see Item 5)

14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. 836151209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEC Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,571,417 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,571,417 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.8% (see Item 5)

14.	Type of Reporting Person (See Instructions) HC, 00

CUSIP No. 836151209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa One-Stop Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,571,417 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,571,417 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.8% (see Item 5)

14.	Type of Reporting Person (See Instructions) HC, PN

CUSIP No. 836151209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa AEC Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,571,417 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,571,417 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.8% (see Item 5)

14.	Type of Reporting Person (See Instructions) HC, 00

CUSIP No. 836151209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OA3, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,571,417 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,571,417 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.8% (see Item 5)

14.	Type of Reporting Person (See Instructions) HC, 00

CUSIP No. 836151209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Burkle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,571,417 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,571,417 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.8% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of The Source Interlink Companies, Inc., a Missouri corporation (“Source” or the “Issuer”).
The principal executive offices of Source are located at 27500 Riverview Center Blvd., Suite 400, Bonita Springs, Florida 34134.
Item 2.	Identity and Background
(a)-(c) This Schedule 13D is filed by the following corporations, entities and individual(collectively, the “Reporting Persons”):

(1)        Alliance Entertainment Corp., a Delaware corporation (“Alliance” or the “Company”), which is a holding company engaged through its subsidiaries in retail distribution and fulfillment of home entertainment content products including DVDs, CDs, video games and related merchandise;

(2) AEC Associates, L.L.C., a Delaware limited liability company (“AEC Associates”);
(3) Yucaipa One-Stop Partners, L.P., a Delaware limited partnership;
(4) Yucaipa AEC Associates, LLC, a Delaware limited liability company;
(5) OA3, LLC, a California limited liability company; and
(6) Ronald Burkle, a natural person.

The name of each executive officer and director of Alliance, his or her residence or business address, his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted (to the extent that the principal business and address of such corporation or organization are not already disclosed in Item 2) are set forth in SCHEDULE A to this Schedule 13D and are specifically incorporated herein by reference.

AEC Associates was formed with a principal purpose and investment objective to acquire outstanding capital stock of the Company and to make investments in or otherwise relating to the Company.  AEC Associates owns a 66% interest in the Company.

Yucaipa One-Stop Partners, L.P. was formed with a principal purpose and investment objective to make investments in the Company and other companies in connection therewith.  Yucaipa One-Stop Partners, L.P. owns a 70% interest in and is the managing member of AEC Associates.

Yucaipa AEC Associates, LLC was formed to provide management services and advice to Yucaipa One-Stop Partners, L.P.  Yucaipa AEC Associates, LLC is the general partner of Yucaipa One-Stop Partners, L.P.

OA3, LLC was formed with a principal business purpose to make investments in or otherwise relating to the Company and other companies, and to provide management services and advice to Yucaipa AEC Associates, LLC and other companies.  OA3, LLC is the managing member of Yucaipa AEC Associates, LLC.

Ronald W. Burkle is a natural person whose present principal occupation is acquiring, investing in and managing companies.  Burkle is the managing member of OA3, LLC and holds a 99% direct ownership interest in OA3, LLC.  The remaining 1% interest in OA3, LLC is owned by Greenacres, LLC, a Delaware limited liability company, of which Mr. Burkle is also the managing member.

The business address of Alliance and location of its principal executive offices is 4250 Coral Ridge Drive, Coral Springs, Florida 33065.  The business address of each Reporting Person other than Alliance is c/o The Yucaipa Companies, 9130 West Sunset Boulevard, Los Angeles, California 90069.

(d)-(e)             No Reporting Person, and, to the best knowledge of the Reporting Persons, none of the executive officers and directors of the Reporting Persons, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Ronald W. Burkle and each of the persons listed in Schedule A as an executive officer and/or director of Alliance are citizens of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

On November 18, 2004, Alliance, Source and Alligator Acquisition, LLC (“Merger Sub”) executed an Agreement and Plan of Merger (the “Merger Agreement”) whereby Alliance would merge with and into Merger Sub, a wholly-owned subsidiary of Source (the “Merger”).  Source will issue to Alliance equity holders a number of shares of its common stock (including shares reserved for issuance pursuant to outstanding options, warrants and other rights assumed by Source) equal to Source’s common stock outstanding prior to the closing of the Merger (including those shares issuable for outstanding options, warrants and other rights).  The equity holders of Alliance and the equity holders of Source will each hold 50% of the fully diluted capitalization of the combined company at closing.  A copy of the Merger Agreement is attached hereto as EXHIBIT 1 and is incorporated herein by reference.  The consummation of the Merger is subject to various conditions, including the approval of the stockholders of Source and Alliance, the receipt of required regulatory approvals, the receipt of existing lender consent and the completion of a distribution by Alliance of its assets related to its “All Media Guide” and “Digital On-Demand” businesses.

As an inducement to Alliance to enter into the Merger Agreement on November 18, 2004, certain directors and executive officers of Source (the “Source Stockholders”) executed separate Voting Agreements dated November 18, 2004 in favor of Alliance.  Pursuant to each Voting Agreement, the applicable Source Stockholder agreed to vote, and has granted to Alliance an irrevocable proxy (the “Irrevocable Proxy”) to vote, all of such Source Stockholder’s shares of Source’s Common Stock (including all shares that the Source Stockholder acquires prior to the Merger) in favor of the consummation of the Merger, including all actions contemplated by the Merger Agreement and any action required in furtherance thereof, and in favor of certain other actions described in more detail in Item 4 below.  The descriptions and summaries of the Voting Agreement contained in this Item 3 are qualified in their entirety by the Form of Voting Agreement attached as EXHIBIT 2 hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction
The information set forth in Item 3 hereof is incorporated herein in its entirety by reference in response to this Item 4.

As described in Item 3 above, this statement relates to the merger of Alliance with and into Merger Sub, a Delaware limited liability company, whose sole member is Source.  At the effective time of the Merger, the separate existence of the Company shall cease and Merger Sub shall continue as the surviving entity and as a limited liability company, whose sole member is Source.  The former equity holders of Alliance will be issued equity in Source at a ratio to be determined at the time of the Merger such that such equity holders will hold 50% of the fully diluted capitalization of the combined company at the closing.  The  descriptions and summaries of the Merger Agreement contained in this Item 4 are qualified in their entirety by the copy of the Merger Agreement attached as EXHIBIT 1 hereto.

As an inducement to Alliance to enter into the Merger Agreement, the Source Stockholders executed a Voting Agreement in favor of Alliance.  Pursuant to the Voting Agreement and subject to certain conditions specified therein, the Source Stockholders agreed in their capacities as stockholders of Source to (i) retain Source shares until the Merger is effective; (ii) vote in favor of a share issuance and the actions contemplated by the Merger Agreement; (iii) vote in favor of the amendment of Source’s articles to increase authorized capital stock; (iv) vote against any action in opposition to the merger, including an Acquisition Proposal or Superior Proposal (as such terms are defined in the Merger Agreement); (v) vote in favor of the directors designated by AEC Associates at the 2005 Source annual meeting; and (vi) grant an irrevocable proxy to Alliance to vote on their behalf.

The Source Stockholders also agreed not to directly or indirectly assign, sell, tender, transfer or otherwise dispose of their shares in

Source, and to subject any equity in Source acquired on or after November 18, 2004 to the terms and conditions of the Voting Agreement, until the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) the termination of the Merger Agreement in accordance with the terms thereof.

The names of the Source Stockholders, the number of shares of and options to purchase Source’s Common Stock, which, to the knowledge of the Reporting Persons, are beneficially owned by each such stockholder as of November 18, 2004 (including shares that the holder has the right to acquire within 60 days of November 18, 2004) and the percentage ownership of Source’s equity held by each such stockholder as of November 18, 2004, are set forth in SCHEDULE B hereto which is hereby incorporated by reference.

In connection with the Merger, Source and AEC Associates will enter into a Stockholder’s Agreement at the closing of the Merger pursuant to which AEC Associates shall also agree to vote shares of stock received in the Merger to elect nominees for the Board of Source selected by the Board and to refrain from taking action to remove directors, in each instance through the 2007 Annual meeting of shareholders of Source.  In addition, AEC Associates has agreed to an initial lock-up period of three months following the closing of the Merger.  Upon the expiration of the initial lock-up, one-third of the shares received by AEC Associates in the Merger shall be released from the lock-up, with an additional one-third released on each of the six-month anniversary date and the nine month anniversary date of the Merger.  AEC Associates has also agreed that beginning at the closing of the Merger and continuing through Source’s 2007 annual meeting, it will not directly or indirectly assign, sell, tender, transfer or otherwise dispose of its shares in Source to certain persons, including any person or group that has announced or commenced an unsolicited offer for Source voting securities or publicly solicited Source stockholders for the approval of proxies or stockholder proposals in opposition to any recommendation or proposal of the Board.  The descriptions and summaries of the Stockholder’s Agreement contained in this Item 4 are qualified in their entirety by the Form of Stockholder’s Agreement attached as EXHIBIT 4 hereto and incorporated herein by reference.

The Stockholder’s Agreement also provides that AEC Associates shall have certain registration rights with respect to the resale of shares of Source Common Stock received in the Merger (collectively, the “Registrable Securities”), subject to certain conditions, for so long as AEC Associates and any person acting with it in a group (as defined in Section 13D) hold at least 10% of the outstanding Common Stock of Source.  These rights include (i) so-called “demand registration rights” to require Source to register the resale of the Registrable Securities, provided that Source shall not be obligated to effect more than three demand registrations; and (ii) so-called “piggyback registration rights” to require Source to include Registrable Securities in any underwritten registration of any shares of Source Common Stock for AEC Associate’s account.

Pursuant to the Merger Agreement and the Stockholder’s Agreement, after the Merger is consummated Source’s board of directors (the “Board”) will be comprised of eleven directors, to consist of six members of the Board designated by Source and five members of the Board designated by Alliance, each of whom is designated before the mailing of Source’s proxy statement/prospectus.  Thereafter, AEC Associates, for so long as AEC Associates and any person acting with it in a group (as defined in Section 13D) hold at least 10% of the outstanding Common Stock of Source, shall have the right to designate individuals to the Source board of directors unless the effect would result in such designated directors constituting a percentage of the Source Board exceeding the percentage ownership in the aggregate of AEC Associates and any person acting with it in a group (as defined in Section 13D).  The Merger Agreement also provides that Source’s bylaws shall be amended to provide that 1) the Board shall consist of between 3 and 11 directors; 2) the consummation of a Change of Control (as defined in the Merger Agreement) or any further amendment to the bylaws shall require Supermajority Board Approval (as defined in the Merger Agreement to mean the approval of at least 75% of the total number of members of the Board or the unanimous written consent of the Board); and 3) certain existing directors hold certain rights to designate directors in the event of death, resignation, retirement or removal.

The Reporting Persons intend to review their investment in Source from time to time and, depending upon the price and availability of the Source’s common stock, subsequent developments affecting Source, Source’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in Source.

Other than as described or referenced above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals).

Item 5.	Interest in Securities of the Issuer

(a)-(c)             None of the Reporting Persons directly hold any shares of the Issuer’s Common Stock of record.  However, as a result of and subject to the terms of the Voting Agreement and the Irrevocable Proxies granted pursuant thereto, Alliance and each of the other Reporting Persons (by virtue of its direct or indirect ownership or control of Alliance) may be deemed to have the power to vote an aggregate of 3,571,417 shares of the Issuer’s Common Stock (including an aggregate of 2,280,114 shares that the Source Stockholders have the right to acquire within 60 days of November 18, 2004), in each case for the limited purposes described in Item 4 above.  Such shares constitute approximately 13.8% of the issued and outstanding shares of the Issuer’s Common Stock based on the number of shares and options outstanding at November 18, 2004.(2)

Other than with respect to the voting rights granted to Alliance pursuant to the Voting Agreements and the Irrevocable Proxies, the Reporting Persons do not have the right to vote such shares on any other matters.  The Reporting Persons do not have the power to dispose of or direct the disposition of any shares of the Issuer’s Common Stock.  To the knowledge of the Reporting Persons, no shares of the Issuer’s Common Stock are beneficially

(2)           Shares of common stock subject to options that are currently exercisable within 60 days of November 18, 2004 are treated as outstanding for the purpose of computing the percentage ownership of the subject individual; however, pursuant to Rule 13d-3 these shares are not considered outstanding when computing the percentage ownership of any other person.

owned by any of the persons named in SCHEDULE A.  Except as described herein, the Reporting Persons have not effected any transaction in the Issuer’s Common Stock during the past 60 days and, to the Reporting Persons’ knowledge, none of the persons named in SCHEDULE A has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d)-(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 3 and 4 hereof is incorporated herein in its entirety by reference in response to this Item 6.

Except as described in this Schedule 13D (including the Merger Agreement and the Voting Agreement), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on SCHEDULE A attached hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit
1

Agreement and Plan of Merger, dated November 18, 2004, by and among Source Interlink Companies, Inc., Alliance Entertainment Corp. and Alligator Acquisition, LLC incorporated by reference to Exhibit 2.1 of Source’s Current Report on Form 8-K filed with the Securities and Exchange Commission on Wednesday, November 24, 2004.

2

Form of Source Interlink Voting Agreement, dated November 18, 2004, between Source Interlink Companies, Inc., Alliance Entertainment Corp., and certain stockholders of Source Interlink incorporated by reference to Exhibit 10.1 of Source’s Current Report on Form 8-K filed with the Securities and Exchange Commission on Wednesday, November 24, 2004.

3

Agreement to File Schedule 13D Jointly, dated November 29, 2004, by and among Alliance Entertainment Corp., AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

4	Form of Stockholder’s Agreement by and among Source Interlink Companies, Inc. and AEC Associates, L.L.C.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:    November 29, 2004

ALLIANCE ENTERTAINMENT CORP.			AEC ASSOCIATES L.L.C.

By:	/s/ Alan Tuchman		By:	Yucaipa One-Stop Partners, L.P.
	Name:	Alan Tuchman	Its:	Managing Member
	Title:	President and Chief
		Operating Officer	By:	/s/ Robert P. Bermingham
				Name:	Robert P. Bermingham
				Title:	Vice President and Secretary

YUCAIPA ONE-STOP PARTNERS, L.P.			YUCAIPA AEC ASSOCIATES, LLC

By:	Yucaipa AEC Associates L.L.C.		By:	OA3, LLC
Its:	General Partner		Its:	Managing Member

	/s/ Robert P. Bermingham		By:	/s/ Robert P. Bermingham
	Name:	Robert P. Bermingham		Name:	Robert P. Bermingham
	Title:	Vice President and Secretary		Title:	Vice President and Secretary

OA3, LLC			RONALD W. BURKLE

By:	/s/ Robert P. Bermingham		By:	/s/ Ronald W. Burkle
	Name:	Robert P. Bermingham		Ronald W. Burkle
	Title:	Vice President and Secretary

Exhibit Index

Exhibit No.	Description of Exhibit
1

Agreement and Plan of Merger, dated November 18, 2004, by and among Source Interlink Companies, Inc., Alliance Entertainment Corp. and Alligator Acquisition, LLC incorporated by reference to Exhibit 2.1 of Source’s Current Report on Form 8-K filed with the Securities and Exchange Commission on Wednesday, November 24, 2004.

2

Form of Source Interlink Voting Agreement, dated November 18, 2004, between Source Interlink Companies, Inc., Alliance Entertainment Corp., and certain stockholders of Source Interlink incorporated by reference to Exhibit 10.1 of Source’s Current Report on Form 8-K filed with the Securities and Exchange Commission on Wednesday, November 24, 2004.

3

Agreement to File Schedule 13D Jointly, dated November 29, 2004, by and among Alliance Entertainment Corp., AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

4	Form of Stockholder’s Agreement by and among Source Interlink Companies, Inc. and AEC Associates, L.L.C.

SCHEDULE A

CERTAIN INFORMATION ABOUT THE EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Set forth below is information about (i) the name and title of each executive officer and director of Alliance, (ii) his or her business address, and (iii) his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted (to the extent that the principal business and address of such corporation or organization are not already disclosed in (ii) or in Item 2 of this Schedule 13D).

The executive officers of Alliance are Tony Schnug, Chief Executive Officer; Alan Tuchman, President and Chief Operating Officer; and George Campagna, Chief Financial Officer.  The directors of Alliance are Tony Schnug, Alan Tuchman, Erika Paulson, Thomas A. Szabo, and Paul McNulty.

Name and Position	Business Address	Principal Occupation and Employer Information

Tony Schnug Chief Executive Officer and Director	c/o The Yucaipa Companies 9130 West Sunset Boulevard Los Angeles, California 90069	Partner of The Yucaipa Companies, LLC The Yucaipa Companies’ principal business is acquiring, investing in and managing companies.

Alan Tuchman President, Chief Operating Officer and Director	4250 Coral Ridge Drive Coral Springs, Florida 33065	President, Chief Operating Officer and Director of Alliance

George Campagna Chief Financial Officer	4250 Coral Ridge Drive, Coral Springs, Florida 33065	Chief Financial Officer of Alliance

Erika Paulson Director	c/o The Yucaipa Companies 9130 West Sunset Boulevard Los Angeles, California 90069	Partner of The Yucaipa Companies, LLC

Thomas A. Szabo Director	P.O. Box 2035 Rancho Santa Fe, CA 92067	Public Media Works, Inc. 14759 Oxnard St. Van Nuys, CA 91411 Public Media Works’ principal business is developing films, television series and made-for-television specials.

Name and Position	Business Address	Principal Occupation and Employer Information

Paul McNulty Director	Five Points Capital, Inc. 410 Park Ave. Suite 1710 New York, NY 10022	President, Five Points Capital, Inc. Five Points Capital’s principal business is hedge fund management.

SCHEDULE B

THE SOURCE STOCKHOLDERS

Stockholder	Shares	Options	Approximate Percentage(3)

S. Leslie Flegel	527,985	1,085,000	6.5%
Jason Flegel	64,760	300,091	1.5%
John R. Amann	0	75,000	0.3%
James R. Gillis	28,601	504,667	2.2%
Marc Fierman	1,000	85,356	0.4%
A. Clinton Allen	28,000	10,000	1.6%
Aron S. Katzman	225,967	70,000	1.3%
Allen R. Lyons	326,037	20,000	1.5%
Harry L. Franc, III	40,005	80,000	0.5%
Kenneth F. Teasdale	48,948	50,000	0.4%
Total	1,291,303	2,280,114	13.8	%(4)

(3)           Calculation of percentage ownership herein is based on 23,565,090 shares of Common Stock estimated to be outstanding as of November 18, 2004.

(4)           The sum of individual percentages does not equal 13.8% because shares of common stock subject to options that are currently exercisable within 60 days of November 18, 2004 are treated as outstanding for the purpose of computing the percentage ownership of the subject individual, but pursuant to Rule 13d-3 these shares are not considered outstanding when computing the percentage ownership of any other person.  See Note 2.